Exhibit 99.2

Innoviz Technologies Reports 2021 First Quarter
Financial Results

TEL AVIV, Israel, May 12, 2021 – Innoviz Technologies (Nasdaq: INVZ), a technology leader of high-performance, solid-state LiDAR sensors and perception software, today reported its financial results and certain forward-looking guidance for the first quarter ended March 31, 2021 as well as subsequent operational updates on commercial traction, technology leadership and corporate development.

Commercial Traction

•
Secured a design win with a leading tier-1 automotive supplier to implement InnovizOne LiDAR in autonomous shuttles for use in European airports, campuses, local public transportation and more. The Company expects the contract to generate hundreds of millions in revenue by 2030.

•
Partnered with a leading South Korean perception software and AV technology provider, Vueron, to build an autonomous driving platform. As part of the partnership, Vueron executed a 414-kilometer, fully automated drive from Seoul to Busan using InnovizOne LiDAR.

•
Announced a partnership with Macnica, Japan’s largest distribution company, to sell InnovizOne in Japan. There has been considerable interest from customers in a number of key verticals, including automotive manufacturers as well as leading companies in fields from construction to space travel.

Technology Leadership

•
Increased manufacturing of InnovizOne at a new high-volume automotive-certified production line in Michigan. The custom designed automated manufacturing equipment successfully passed the Site Acceptance Tests (SAT).

•
Released specifications for the next-generation InnovizTwo LiDAR sensor, which is expected to achieve a 30x performance improvement over InnovizOne at an approximate 70% bill of material cost reduction, with the aim of promoting ubiquitous adoption amongst automakers.

•
Launched its automotive perception platform, InnovizAPP, to key automotive customers for evaluation. The program, which is based on Innoviz’s advanced perception software, leverages sensor data and proprietary AI algorithms to detect and classify objects in the point cloud.

•
Achieved a 90% yield at Jabil’s InnovizOne production line in Jena, Germany, increasing total production capacity and providing additional prospects with samples for evaluation. The Company is working to upgrade equipment at other production lines with the hopes of replicating the increased yield throughout its entire supply chain.

Corporate Development

•
Expanded Board of Directors with global technology and automotive industry veterans in connection with the closing of the business combination. The new appointees bring decades of experience leading publicly traded companies and will play a key role in Innoviz’s production ramp up and global deployment.

•
Closed the business combination with Collective Growth Corporation in April 2021, providing Innoviz with approximately $371 million in gross proceeds, positioning Innoviz well for its production ramp up and resulting in Innoviz’s ordinary shares and warrants being listed on the Nasdaq Capital Market.

“The last several months began with sample orders from prospective customers around the globe and have culminated with today’s major design win with a customer we’ve been engaged with for several years,” said Omer Keilaf, CEO and Co-Founder of Innoviz. “Along with our ongoing commitment with BMW to produce LiDARs for its autonomous vehicle program, we’ve also been engaging with many key players who are evaluating InnovizOne for use in nearly every application, from security to drone transport and beyond.”

“The overwhelmingly positive customer sentiment makes us confident in our ability to continue winning new business. In terms of capacity, our recent improvements to our line in Jena, Germany, which we are replicating throughout our entire supply chain, and the ramp-up of a high-volume production line in Michigan, will provide us with enough hardware to provide samples for evaluation and meet future order volumes. As we enter the latter half of the year, we are focused on increasing market access to InnovizOne, enhancing our market exposure in several key sectors, making progress on design validation for InnovizTwo and leveraging existing partnerships to bring new customers into the pipeline.”

First Quarter 2021 Financial Results

Total revenues for Q1 2021 were $728 thousand. InnovizOne related sales in Q1 2021 increased by 48% to $682 thousand and represented 94% of revenues in the quarter, compared to $459 thousand, or 55% of revenues, in Q1 2020. Innoviz expects the portion of revenues from sales related to InnovizOne LiDARs to increase as production is increased to meet order volumes.

Operating expenses for Q1 2021 increased 9% to $19.7 million from $18.1 million in Q1 2020. The increase in expenses was driven primarily by increased investment in research and development and an increase in general and administrative expenses due to the Company becoming publicly traded. Innoviz anticipates that 80% of operating expenses in 2021 will be spent on research and development, with the remainder to be primarily spent on business development initiatives and marketing activities.

Innoviz had $199.1 million in cash at March 31, 2021 compared to $50.0 million at December 31, 2020. The increase in cash is a result of a portion of the PIPE proceeds received in escrow as a part of the business combination closed on April 5, 2021. Innoviz remains focused on using its cash to make strategic investments in research and development, sales and marketing, and production yields.

Forward-Looking Guidance

As a result of Innoviz’s commitment with BMW to produce LiDARs for its autonomous vehicle program, as well as the autonomous shuttle design win announced today, Innoviz is issuing the guidance shown below. Innoviz defines forward-looking order book as the cumulative projected future sales of hardware and perception software through 2030 based on estimated volumes and pricing.

•	Innoviz is increasing its forward-looking order book guidance by 20% to $2.4 billion, up from $2.0 billion projected earlier this year.

•
Innoviz currently has 32 prospective customers in the late stages of technical evaluation, RFIs and RFQs. Of these, six are in the final commercial negotiations, or RFQ stage. These 6 prospects represent more than $3.0 billion in future potential order book. Innoviz expects some of these projects to materialize into contractual relationships by the middle of 2022.

Conference Call

Innoviz management will hold a conference call today, May 12, 2021 at 8:00 a.m. Eastern time (5:00 a.m. Pacific time) to discuss these results. Innoviz CEO Omer Keilaf and CFO Eldar Cegla will host the call, followed by a question and answer session.

All are invited to listen to the event by registering for the webinar here.

The webinar can also be accessed by telephone through the following details:

iPhone one-tap:

US: +14086380968, 83470700520#
Israel: +972553301762, 83470700520#

Telephone:

US: +1 408 638 096
Israel: +972 55 330 1762

Webinar ID: 834 7070 0520
Passcode: 872034

A replay of the webinar will also be available shortly after the call in the Investors section of Innoviz’s website for 90 days.

About Innoviz Technologies

Innoviz is a leading provider of technology that will put autonomous vehicles on roads. Innoviz's LiDAR technology can "see" better than a human driver and meets the automotive industry's strict expectations for performance, safety and price. Selected by BMW for its fully autonomous car program, Innoviz's technology will be deployed in its consumer vehicles. Innoviz is backed by top-tier strategic partners and investors, including SoftBank Ventures Asia, Samsung, Magna International, Aptiv, Magma Venture Partners, and others. For more information visit: www.innoviz.tech.

Cautionary Note Regarding Forward Looking Statements

This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the services offered by Innoviz, the anticipated technological capability of Innoviz's products, the markets in which Innoviz operates, Innoviz’s forward-looking order book, Innoviz's projected revenue and other future financial and operational results. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement, including but not limited to, the ability to implement business plans, forecasts, and other expectations, the ability to identify and realize additional opportunities, and potential changes and developments in the highly competitive LiDAR technology and related industries. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in Innoviz's annual report on Form 20-F filed with the Securities and Exchange Commission (the "SEC") on April 21, 2021 and other documents filed by Innoviz from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innoviz assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Innoviz gives no assurance that it will achieve its expectations.

Contact Information
Media@innoviz-tech.com

Investor Contact
Maya Lustig

Innoviz Technologies
+972 54 677 8100
Maya.Lustig@innoviz-tech.com

Gateway Investor Relations
Cody Slach or Matt Glover
(949) 574-3860
Investors@innoviz-tech.com

INNOVIZ TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

	Three Months Ended March 31,
	2020	2021
	(Unaudited)

Revenues	$838	$728
Cost of revenues	(2,102)	(1,459)
Gross loss	(1,264)	(731)
Operating expenses:
Research and development	$15,738	$16,733
Selling and marketing	1,499	1,552
General and administrative	828	1,421
Total operating expenses	18,065	19,706
Operating loss	(19,329)	(20,437)
Financial expenses, net	(370)	(199)
Loss before taxes on income	(19,699)	(20,636)
Taxes on income	(70)	(40)

Net loss	$(19,769)	$(20,676)
Basic and diluted net loss per ordinary share	$(1.47)	$(1.50)
Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	16,269,490	16,966,265

INNOVIZ TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	March 31,
	2020	2021
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$49,950	$199,092
Restricted deposits	8	8
Trade receivables	2,506	2,812
Inventories	2,164	3,112
Prepaid expenses and other current assets	3,287	4,126
Total current assets	57,915	209,150
LONG-TERM ASSETS:
Restricted deposits	864	833
Other long-term assets	537	26,369
Property and equipment, net	13,245	13,309
Total long-term assets	14,646	40,511
Total assets	$72,561	$249,661
LIABILITIES, CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' DEFICIT
CURRENT LIABILITIES:
Trade payables	$7,751	$4,518
Advances from customers and deferred revenues	1,661	3,012
Employees and payroll accruals	5,528	6,260
Accrued expenses and other current liabilities	2,854	29,632
Receipts on Ordinary Shares account	-	170,500
Total current liabilities	17,794	213,922
LONG-TERM LIABILITIES:
Loan, net of current maturities	2,224	2,077
Long-term advances from customers and deferred revenues	3,473	3,473
Total long-term liabilities	5,697	5,550

Convertible preferred shares	272,815	272,815
SHAREHOLDERS' DEFICIT:
Ordinary Shares of no-par value	*-	*-
Additional paid-in capital	7,658	9,453
Accumulated deficit	(231,403)	(252,079)
Total shareholders' deficit	(223,745)	(242,626)
Total liabilities, convertible preferred shares and shareholders' deficit	$72,561	$249,661

* represents amount lower than $1

INNOVIZ TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
U.S. dollars in thousands

	Three Months Ended March 31,
	2020	2021
	(Unaudited)
Cash flows from operating activities:
Net loss	$(19,769)	$(20,676)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	512	652
Share-based compensation	935	1,775
Capital gain	(6)	-
Foreign exchange loss	444	188
Decrease (increase) in prepaid expenses and other assets	771	(465)
Decrease (increase) in trade receivable	424	(306)
Decrease (increase) in inventories	816	(948)
Decrease in trade payables	(1,395)	(3,233)
Increase in accrued expenses and other liabilities	872	572
Increase in employees and payroll accruals	539	732
Increase in advances from customers and deferred revenues	57	1,351
Net cash used in operating activities	(15,800)	(20,358)
Cash flows from investing activities:
Purchase of property and equipment	(1,578)	(716)
Investment in bank deposits, net	(281)	-
Decrease in restricted deposits	-	2
Net cash used in investing activities	(1,859)	(714)
Cash flows from financing activities:
Receipts on Ordinary shares account	-	170,500
Proceeds from exercise of options	62	20
Repayment of loan	(40)	(58)
Net cash provided by financing activities	22	170,462
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(434)	(277)
Increase (decrease) in cash, cash equivalents and restricted cash	(18,071)	149,113
Cash, cash equivalents and restricted cash at beginning of the period	73,427	50,766

Cash, cash equivalents and restricted cash at end of the period	$55,356	$199,879

INNOVIZ TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
U.S. dollars in thousands

	Three Months Ended March 31,
	2020	2021
	(Unaudited)

Supplementary disclosure of cash flows activities:
(1) Cash received during the period for:
Interest	$78	$-
(2) Cash paid during the period for:
Interest	$23	$22
Income taxes	$70	$37
(3) Non-cash transactions:
Non-marketable securities in consideration for property and equipment	$21	$69
Deferred issuance costs	$-	$26,206
(4) Cash, cash equivalents and restricted cash at end of the period
Cash and cash equivalents	$54,623	$199,092
Short-term restricted deposits	8	8
Restricted deposits	725	779
Cash, cash equivalents and restricted cash at end of the period	$55,356	$199,879